(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: January 3, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHECKERS DRIVE-IN RESTAURANTS, INC.
Full Name of Registrant

Former Name if Applicable

4300 West Cypress Street, Suite 600
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33607
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Checkers Drive-In Restaurants, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended January 3, 2005 in a timely manner without unreasonable effort or expense in light of the circumstances described below:

In completing the analysis of the Company’s income tax provision, an issue was discovered pertaining to the accounting for income taxes at the time of the merger of Checkers Drive-In Restaurants, Inc. and Rally’s Hamburgers, Inc. in August 1999. As a result of the discovery, the Company believes there will be a revision to its Deferred income tax assets and its Intangible assets, net. Furthermore, the Company anticipates recording an increase to its Net Income in the fourth quarter of 2004 related to the income tax provision.

Due to the time and effort involved in determining the effect of these adjustments on the Company’s historical financial statements, the decision has been made to delay the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2005. The Company now expects to file its Form 10-K on or before April 5, 2005. The Form 10-K for the fiscal year ended January 3, 2005 will include disclosure of the effects of the required adjustments on the Company’s audited financial statements for each period presented in the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

S. Patric Plumley	(813)	283-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this filing, the Company is unable, without unreasonable effort and expense, to provide a complete quantitative assessment of the impact that the corrections, if any, to its accounting for income taxes will have on its results of operations for fiscal 2004 and prior periods. The Company is working diligently to complete its review of these matters and to quantify the impact on each of the affected periods. The Company does not expect these adjustments to affect the amount of revenues, comparable store sales, or cash balances previously reported.

As previously reported in the Company’s March 17, 2005 press release, the Company’s unaudited revenues increased 4.1% to $60.6 million for the 17-week quarter ended January 3, 2005 from $58.2 million for the 16-week fourth quarter of 2003. The Company’s unaudited revenues increased 2.1% to $194.2 million for the 53-week fiscal year ended January 2, 2005 from $190.3 million for the 52-week fiscal year ended December 29, 2003. The Company had an additional week in fiscal 2004 (a 53-week year versus the typical 52-week year) which is reflected in the fourth quarter revenues noted above. Until the final determination of the effect on the Company’s financial statements of the accounting adjustments described in Part III above, the Company is unable to reasonably estimate any other such changes.

CHECKERS DRIVE-IN RESTAURANTS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CHECKERS DRIVE-IN RESTAURANTS, INC.
Date	March 22, 2005	By	/s/ Keith E. Sirois
Keith E. Sirois Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).